Exhibit No. 99.1
For immediate release

FAIRMONT SHAREHOLDERS APPROVE ACQUISITION
BY KINGDOM HOTELS AND COLONY CAPITAL

TORONTO, April 18, 2006 -- Fairmont Hotels & Resorts Inc. ("Fairmont" or the “Company”) (TSX/NYSE: FHR) today announced that its shareholders approved the acquisition of all of the Company’s outstanding common shares by a company (the “Purchaser”) owned by affiliates of Kingdom Hotels International and Colony Capital at its Special Meeting of Shareholders held this morning. Shareholders representing more than 70 percent of all shares outstanding and approximately 98 percent of all votes cast, voted in favor of the transaction involving the Company and the Purchaser, exceeding the required 66⅔%.

The closing of the transactions is subject to court approval in Canada as well as the satisfaction or waiver of the other conditions specified in the Acquisition Agreement. The Company will seek final court approval on Thursday, April 20th. If court approval is obtained, the transaction is expected to close in early May, after which all Fairmont shareholders will receive US$45.00 in cash for each Fairmont common share.

Fairmont announced on April 14 that a group holding approximately US$145,000,000 of its US$270,000,000 principal amount 3.75% Convertible Senior Notes due 2023 (the "Notes") plans to oppose the transaction at the April 20 court hearing. Fairmont believes that the position of the Noteholders is without merit. However, if the opposition of this group of Noteholders were successful, no assurance could be given as to whether the closing of the transaction would occur or as to the timing thereof.

About Fairmont Hotels & Resorts Inc.
Fairmont is a leading owner/operator of luxury hotels and resorts. Fairmont's managed portfolio consists of 88 luxury and first-class properties with approximately 33,500 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. Fairmont owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. Fairmont also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, Fairmont holds real estate interests in 21 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. Fairmont owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

Contact:
Emma Thompson
Executive Director Investor Relations
Tel: 866.627.0642
Email: investor@fairmont.com
Website: www.fairmontinvestor.com